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	SPECIMEN - NOT AN OFFICIAL FILING

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DESCRIPTION:

Good filing with RETURN-COPY not specified.
Filer CIK and Login CIK are the same with a valid E-Mail address.



RESULTS:

Return Copy containing formatted submission is sent to Filer CIK address.